Exhibit 12
STEWART ENTERPRISES, INC.
AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Nine Months
	Ended
	July 31,		Years Ended October 31,
	2005		2004		2003		2002		2001		2000
			(Restated)		(Restated)		(Restated)
Earnings (loss) from continuing operations before income taxes	$26,404	(3)(4)	$67,539	(5)	$26,518	(6)	$47,442	(7)(8)	$(197,890	)(9)(10)	$103,130

Fixed charges:
Interest charges (1)	23,729		47,735		53,797		62,655		64,235		62,748
Interest portion of lease expense (2)	1,176		1,918		1,933		2,258		2,882		3,379

Total fixed charges	24,905		49,653		55,730		64,913		67,117		66,127

Earnings (loss) from continuing operations before income taxes and fixed charges, less capitalized interest	$51,083	(3)(4)	$116,792	(5)	$81,929	(6)	$112,039	(7)(8)	$(131,436	)(9)(10)	$167,903

Ratio of earnings to fixed charges	2.05	(3)(4)	2.35	(5)	1.47	(6)	1.73	(7)(8)	—	(9)(10)	2.54

(1)	Includes capitalized interest expense of $226 for the nine months ended July 31, 2005 and $400, $319, $316, $663 and $1,354 for 2004, 2003, 2002, 2001 and 2000, respectively.

(2)	The interest portion of lease expense is one-third of total lease expense.

(3)	Excludes cumulative effect of change in accounting principle of $141,318 (net of a $93,235 income tax benefit).

(4)	Includes $1,300 of gains on dispositions and impairment (losses), net and a charge of $32,822 for the loss on early extinguishment of debt.

(5)	Includes a charge of $3,435 for severance and other costs related to workforce reductions announced in December 2003 and separation payments to a former executive officer, and $96 of gains on dispositions and impairment (losses), net.

(6)	Includes a charge of $11,289 for the loss on early extinguishment of debt recorded in connection with the redemption of the Remarketable Or Redeemable Securities, a noncash charge of $10,506 recorded in connection with long-lived asset impairment and $2,450 of separation payments to former executive officers.

(7)	Includes a noncash charge of $18,500 recorded in connection with the write-down of assets held for sale.

(8)	Excludes cumulative effect of change in accounting principle of $193,090 (net of a $16,310 income tax benefit).

(9)	Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(10)	Includes a noncash charge of $269,158 recorded in connection with the write-down of assets held for sale and other charges and a charge of $9,120 for the loss on early extinguishment of debt. As a result of these charges, the Company’s earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $198,553 in pretax earnings would have been required to eliminate the coverage deficiency.

During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

See Explanatory Note on page 2 for important information.

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